File No. 69-244
                                                                      ------

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C.

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                      Exemption Under Rule U-3A-2 from the
                        Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                         CONNECTICUT ENERGY CORPORATION
                         ------------------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1(a) The name, state of organization, location and nature of business of the claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

         The name of the claimant is Connecticut Energy Corporation (the "claimant"). The claimant is incorporated under the laws of the state of Connecticut. Its principal place of business and executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. The claimant is not an operating company. The business of the claimant consists of investing in, disposing of, buying, selling and otherwise dealing in the stock, bonds, securities and properties of the other corporations listed below in 1(b).

         1(b) The name, state of organization, location and nature of business of every subsidiary of the claimant thereof, other than any EWG or foreign utility company in which the claimant directly or indirectly holds an interest are as follows:

           (i) The Southern Connecticut Gas Company ("Southern"). Southern is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. Southern is principally engaged in the retail distribution and sale of natural gas for domestic, commercial and industrial uses in southern Connecticut, primarily in the New Haven and Bridgeport areas. Incidental to the sale of gas, Southern sells gas water heaters and space heaters. Southern is subject to the jurisdiction of the Connecticut Department of Public Utility Control as to accounting, rates, charges, certain operating matters and the issuance of securities other than borrowings maturing in twelve months or less.

          (ii) CNE Development Corporation ("CNE Development"). CNE Development is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Development is a nonregulated subsidiary that was formed in December 1994 and is an equity holder in an entity formed to purchase and market natural gas and may potentially participate in other nonregulated activities.

         (iii) CNE Energy Services Group, Inc. ("CNE Energy"). CNE Energy is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Energy was formed in August 1995 and engages in nonregulated activities relating to the selling, planning, purchasing and management of various energy services to commercial and industrial end users.

          (iv) CNE Venture-Tech, Inc. ("CNE Venture-Tech") is incorporated under the laws of the state of Connecticut and has its executive offices located at 855 Main Street, Bridgeport, Connecticut 06604. CNE Venture-Tech is a nonregulated subsidiary that was formed in October 1996. CNE Venture-Tech focuses on investing in technology companies and participating in ventures with technology partners serving the utility industry.

         2. A brief description of the properties of the claimant and its subsidiary public utility company is as follows:

         (a) The claimant -- The claimant has no properties other than the common stock of the subsidiaries described above in 1(b).

         (b) Southern -- A major portion of Southern's physical assets consists of gas distribution facilities. As of
                  December 31, 1997, Southern had 2,138 miles of main and 123,516 service connections. Southern leases its corporate headquarters building in Bridgeport and leases an operating
                  facility in Orange.   It also owns a propane air facility in
                  Trumbull and certain properties in Bridgeport and New Haven that were formerly utilized as operating facilities. Southern leases an LNG plant in Milford. All of such assets of Southern are located in the state of Connecticut. Substantially all of Southern's utility properties and plant are subject to the lien of the indenture and supplemental indentures securing its first mortgage bonds. Southern has no producing field, gas manufacturing plants or pipelines which receive gas at the Connecticut border.

         3. During the last calendar year and to date, only Southern has been an operating public utility company, and the following information, therefore, relates to it alone:

         (a) During the calendar year 1997, Southern sold 31,984,600 MCF of natural or manufactured gas at retail.

         (b)      None

         (c) During the calendar year 1997, Southern sold 5,520,823 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         (d) During the calendar year 1997, Southern purchased 30,842,507 MCF of natural or manufactured gas outside Connecticut or at the Connecticut border.

         4. The following information for the reporting period with respect to the claimant and each interest it holds directly or indirectly in an EWG or foreign utility company, stating monetary amounts in United States dollars:

         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None


                                   EXHIBIT A

         Attached as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for calendar year 1997, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


                                   EXHIBIT B

                             Financial Data Schedule

         Submitted only in electronic format to the Securities and Exchange Commission.


                                   EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.


         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                     CONNECTICUT ENERGY CORPORATION
                                     ------------------------------
                                            (Name of Claimant)

                                     By /s/ Vincent L. Ammann, Jr.
                                     --------------------------------------
                                     Vincent L. Ammann, Jr., Vice President
                                          and Chief Accounting Officer

(Corporate Seal)

Attest:



/s/ Samuel W. Bowlby
-----------------------------------------
Samuel W. Bowlby, Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Vincent L. Ammann, Jr., Vice President and Chief Accounting Officer
-------------------------------------------------------------------
(Name)                  (Title)


Connecticut Energy Corporation, 855 Main Street, Bridgeport, Connecticut 06604
------------------------------------------------------------------------------
                                  (Address)

                                                            CONSOLIDATING INCOME STATEMENT
                                                                   DECEMBER 31, 1997
                                                                      (UNAUDITED)

EXHIBIT A
                                           THE                                     CNE
                                      SOUTHERN           CNE           CNE      ENERGY               ADJUSTMENTS/
                                   CONNECTICUT  VENTURE-TECH,  DEVELOPMENT    SERVICES       CEC     ELIMINATIONS            TOTAL
ACCOUNT DESCRIPTION                GAS COMPANY           INC.  CORPORATION  GROUP, INC.  HOLDING  DEBIT      CREDIT            CEC
__________________________________________________________________________________________________________________________________

OPERATING REVENUES                $253,642,597                                                                        $253,642,597

PURCHASED GAS                      134,838,815                                                                         134,838,815
__________________________________________________________________________________________________________________________________
 GROSS MARGIN                      118,803,782                                                                         118,803,782

OPERATING EXPENSES
 OPERATIONS                         45,697,940    $ 90,410       $ 42,809              $ 582,857                        46,414,016
 MAINTENANCE                         3,601,519                                                                           3,601,519
 DEPRECIATION/AMORTIZATION          15,993,591       2,742                   $106,944                                   16,103,277
 TAXES OTHER THAN INCOME            13,311,555                                 45,324                                   13,356,879
 STATE TAXES - CURRENT               1,732,261         120         14,810      64,990     17,129                         1,829,310
 FEDERAL INCOME TAXES - CURRENT      6,386,902     (43,425)        46,456     145,639     50,425                         6,585,997
 FEDERAL INCOME TAXES - DEFERRED     1,664,211                                                                           1,664,211
__________________________________________________________________________________________________________________________________
TOTAL OPERATING EXPENSES            88,387,979      49,847        104,075     362,897    650,411                        89,555,209

OPERATING INCOME                    30,415,803     (49,847)      (104,075)   (362,897)  (650,411)                       29,248,573

ALLOWANCE FOR FUNDS DURING
 CONSTRUCTION/EQUITY EARNINGS          144,000     (29,416)       210,865      81,582                                      407,031
OTHER INCOME, NET                      522,781                                815,154    266,681  $285,419  $ 16,822     1,336,019
LEASED LAND INCOME                      16,822                                                      16,822                       0
__________________________________________________________________________________________________________________________________
TOTAL INCOME                        31,099,406     (79,263)       106,790     533,839   (383,730)  302,241    16,822    30,991,623

INCOME DEDUCTIONS
 INTEREST ON LONG-TERM DEBT &
  AMORTIZATION                      12,306,587                                                                          12,306,587
 OTHER INTEREST, NET                 1,580,020                                                               285,419     1,294,601
 MISCELLANEOUS INCOME DEDUCTIONS       191,656                                                                             191,656
__________________________________________________________________________________________________________________________________
TOTAL INCOME DEDUCTIONS             14,078,263                                                               285,419    13,792,844

NET INCOME TO COMMON              $ 17,021,143    $(79,263)      $106,790    $533,839  $(383,730) $302,241  $302,241  $ 17,198,779
                                  ============    ========       ========    ========  =========  ========  ========  ============

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1997
                                                                      (UNAUDITED)

EXHIBIT A
                                      THE                                  CNE
                                 SOUTHERN          CNE          CNE     ENERGY                     ADJUSTMENTS/
                              CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES        CEC         ELIMINATIONS             TOTAL
ACCOUNT DESCRIPTION           GAS COMPANY          INC. CORPORATION GROUP, INC.   HOLDING      DEBIT      CREDIT             CEC
________________________________________________________________________________________________________________________________

ASSETS

UTILITY PLANT
 INTANGIBLES                 $    140,692                                                                           $    140,692
 PRODUCTION                     2,271,513                                                                              2,271,513
 STORAGE                        7,403,087                                                                              7,403,087
 DISTRIBUTION                 361,777,939                                                                            361,777,939
 GENERAL                       28,735,517                                                                             28,735,517
________________________________________________________________________________________________________________________________
 SUBTOTAL                     400,328,748                                                                            400,328,748
 CONSTRUCTION WORK IN
  PROGRESS                      4,624,292                                                                              4,624,292
 NONUTILITY PROPERTY            2,734,070 $1,195,084               $  107,044                                          4,036,198
________________________________________________________________________________________________________________________________
 TOTAL PP&E                   407,687,110  1,195,084                  107,044                                        408,989,238
 LESS:  ACCUMULATED
  DEPRECIATION                134,360,883         49                   35,412                                        134,396,344
________________________________________________________________________________________________________________________________
 NET PP&E                     273,326,227  1,195,035                   71,632                                        274,592,894

CURRENT ASSETS
 CASH                           1,010,481    107,230     $147,128     634,968     $  5,233,373                         7,133,180
 ACCOUNTS RECEIVABLE:
  TRADE                        48,618,900                              63,213                                         48,682,113
  OTHER                         1,615,768                             178,196           13,686                         1,807,650
  INTERCOMPANY                    109,193      1,483        4,631     119,187            2,274         $    236,768            0
________________________________________________________________________________________________________________________________
 SUBTOTAL                      50,343,861      1,483        4,631     360,596           15,960              236,768   50,489,763
 LESS:  BAD DEBT ALLOWANCE      2,940,065                                                                              2,940,065
________________________________________________________________________________________________________________________________
 NET ACCOUNTS RECEIVABLE       47,403,796      1,483        4,631     360,596           15,960              236,768   47,549,698

 UNBILLED REVENUES              7,690,880                                                                              7,690,880
 UNRECOVERED PURCHASED
  GAS COSTS                     8,266,258                                                                              8,266,258
 FUEL STOCK                    13,931,405                                                                             13,931,405
 PREPAID EXPENSES               1,527,524                               4,740                                          1,532,264
________________________________________________________________________________________________________________________________
 TOTAL CURRENT ASSETS          79,830,344    108,713      151,759   1,000,304        5,249,333              236,768   86,103,685

OTHER ASSETS
 INVESTMENT IN SUBSIDIARIES
  AND OTHER ASSETS                         1,003,469      104,904   1,350,083      122,623,652          122,623,652    2,458,456
 UNAMORTIZED DEBT EXPENSE       5,978,944                                                                              5,978,944
 OTHER DEFERRED DEBITS         82,798,624     51,181          484     841,663          640,530 $84,597                84,417,079
________________________________________________________________________________________________________________________________
 TOTAL OTHER ASSETS            88,777,568  1,054,650      105,388   2,191,746      123,264,182  84,597  122,623,652   92,854,479

TOTAL ASSETS                 $441,934,139 $2,358,398     $257,147  $3,263,682     $128,513,515 $84,597 $122,860,420 $453,551,058
                             ============ ==========     ========  ==========     ============ ======= ============ ============

                                                            CONNECTICUT ENERGY CORPORATION

                                                              CONSOLIDATING BALANCE SHEET
                                                                   DECEMBER 31, 1997
                                                                      (UNAUDITED)

EXHIBIT A
                                     THE                                  CNE
                                SOUTHERN          CNE          CNE     ENERGY                   ADJUSTMENTS/
                             CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES        CEC        ELIMINATIONS              TOTAL
ACCOUNT DESCRIPTION          GAS COMPANY          INC. CORPORATION GROUP, INC.   HOLDING     DEBIT      CREDIT              CEC
_______________________________________________________________________________________________________________________________

CAPITALIZATION

COMMON STOCK                $ 18,760,951   $    1,000     $  1,000 $    1,000 $ 10,227,063 $ 18,763,951            $ 10,227,063
CAPITAL STOCK EXPENSE           (636,182)                                       (4,282,180)                          (4,918,362)
CAPITAL IN EXCESS OF PAR
 VALUE                        95,023,812    1,750,000      100,000  2,499,000  131,790,973  107,681,029             123,482,756
UNEARNED COMPENSATION                                                           (1,261,281)                          (1,261,281)
RETAINED EARNINGS             49,082,001      (80,771)      82,368    256,909   (8,068,229)             $3,821,328   45,093,606
MINIMUM PENSION LIABILITY                                                                       427,469                (427,469)
_______________________________________________________________________________________________________________________________
 SUBTOTAL                    162,230,582    1,670,229      183,368  2,756,909  128,406,346  126,872,449  3,821,328  172,196,313

LONG-TERM DEBT               134,073,000                                                                            134,073,000
_______________________________________________________________________________________________________________________________
TOTAL CAPITALIZATION         296,303,582    1,670,229      183,368  2,756,909  128,406,346  126,872,449  3,821,328  306,269,313

CURRENT LIABILITIES
 SHORT-TERM BORROWINGS        25,900,000                                                                             25,900,000
 CURRENT PORTION OF
  LONG-TERM DEBT               4,654,500                                                                              4,654,500
 ACCOUNTS PAYABLE             15,455,584      652,888                     276                                        16,108,748
 REFUNDS DUE CUSTOMERS         3,455,732                                                                              3,455,732
 FEDERAL CORPORATE TAXES       6,042,852      (41,972)      50,921    252,447       38,363                            6,342,611
 STATE CORPORATE TAXES         1,239,165                    14,976     74,886       12,736                            1,341,763
 PROPERTY TAXES                                                                                                               0
 OTHER ACCRUED TAXES           3,607,181       67,601                                                                 3,674,782
 ACCOUNTS PAYABLE-
  INTERCOMPANY                                  9,652        7,882    179,164       40,070      236,768                       0
 INTEREST PAYABLE              2,802,722                                                                              2,802,722
 OTHER ACCRUED LIABILITIES     4,346,329                                            16,000                            4,362,329
 CUSTOMERS' DEPOSITS           1,878,165                                                                              1,878,165
_______________________________________________________________________________________________________________________________
 TOTAL CURRENT LIABILITIES    69,382,230      688,169       73,779    506,773      107,169      236,768              70,521,352

OTHER LIABILITIES
 DEFERRED FEDERAL INCOME
  TAXES                       65,600,915                                                        284,980              65,315,935
 DEFERRED INVESTMENT TAX
  CREDITS                      2,903,300                                                                              2,903,300
 OTHER                         7,744,112                                                                   797,046    8,541,158
_______________________________________________________________________________________________________________________________
 TOTAL OTHER LIABILITIES      76,248,327                                                        284,980    797,046   76,760,393

TOTAL CAPITALIZATION
 & LIABILITIES              $441,934,139   $2,358,398     $257,147 $3,263,682 $128,513,515 $127,394,197 $4,618,374 $453,551,058
                            ============   ==========     ======== ========== ============ ============ ========== ============

                                                           CONNECTICUT ENERGY CORPORATION

                                                CONSOLIDATING STATEMENT OF CHANGES IN RETAINED EARNINGS
                                                                      (UNAUDITED)

EXHIBIT A
                                      THE                                  CNE
                                 SOUTHERN          CNE          CNE     ENERGY  CONNECTICUT
                              CONNECTICUT VENTURE-TECH, DEVELOPMENT   SERVICES       ENERGY   ADJUSTMENTS/
                              GAS COMPANY          INC. CORPORATION GROUP, INC. CORPORATION   ELIMINATIONS   CONSOLIDATED
_________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1996   $44,555,658     $ (1,508)    $(24,422) $(276,930) $(7,771,688)    $3,821,328    $40,302,438

ADD:  NET INCOME               17,021,143      (79,263)     106,790    533,839     (383,730)                   17,198,779

LESS:  COMMON STOCK DIVIDENDS  12,494,800                                           (87,189)                   12,407,611
_________________________________________________________________________________________________________________________

BALANCE - DECEMBER 31, 1997   $49,082,001     $(80,771)    $ 82,368  $ 256,909  $(8,068,229)    $3,821,328    $45,093,606
                              ===========     ========     ========  =========  ===========     ==========    ===========